

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Via U.S. Mail and Facsimile

Robert E. Trautmann
Senior Executive Vice President and General Counsel
People's United Financial, Inc.
850 Main Street
Bridgeport, CT 06604

> **Re: People's United Financial, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 13, 2010**
> **File No. 333-168766**

Dear Mr. Trautmann:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4/A filed September 13, 2010

General

1. Please provide us with copies of the board books that were provided to the respective boards of directors.

Opinion of Smithtown Bancorp's Financial Advisor

General

2. Please revise to disclose the information required by Item 1015(b)(2) and (3) of Regulation M-A. Refer to Item 4(c) of Form S-4.

Comparable Company Analysis, page 40

3. Please revise to disclose the criteria Sandler O'Neill considered in selecting the peer groups for the comparable company analysis.

Sandler O'Neill's Compensation and Other Relationships …, page 47

4. Please tell us whether Sandler O'Neill has provided services to People's United in the last two years. If so, please describe the types of services performed by Sandler O'Neill and the amount of compensation paid by People's United for those services.

Item 21. Exhibits and Financial Statement Schedules

Exhibits 8.1 and 8.2

5. Please have each company's counsel revise their respective opinions to confirm that the discussion set forth in the prospectus is the opinion of counsel. It is not appropriate to merely state that it is the opinion of counsel that the discussion in the prospectus is accurate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3491 with any questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Lee Meyerson, Esq.
Elizabeth A. Cooper, Esq.
Simpson Thacher & Bartlett LLP